Exhibit 99.1

PRESS RELEASE

CENTOGENE Launches NEW CentoGenome®, World’s Most Comprehensive Whole Genome Sequencing Solution for Diagnosis of Rare and Neurodegenerative Diseases

•	Aims to resolve patient diagnostic odyssey, often spanning years and multiple misdiagnoses before accurate diagnosis

•	Combines cutting-edge technology and streamlined CE-IVD bioinformatics pipeline with the CENTOGENE Biodatabank, consisting of approximately 700,000 patients representing over 120 highly diverse countries

•	Significantly reduces time and resources by avoiding stepwise testing, enabling healthcare professionals to deliver rapid and reliable diagnosis and identify treatment options

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, April 12, 2023 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the launch of NEW CentoGenome®, an enhanced Next Generation Sequencing (NGS)-based assay. Healthcare professionals can leverage NEW CentoGenome to provide more comprehensive diagnostic information, which could accelerate access to potential treatment options.

Serving as a first-line test, NEW CentoGenome is the most comprehensive commercially available Whole Genome Sequencing (WGS) test on the market for both rare and neurodegenerative disorders – covering almost all disease-causing variants, including the most relevant repeat expansions associated with neurological diseases, in a single assay. NEW CentoGenome also detects Copy Number Variations (CNVs) associated with Spinal Muscular Atrophy (SMA), as well as complex disease-causing variants associated with Gaucher Disease (GD) and susceptibility to GBA1-related Parkinson's Disease (PD), with the highest levels of sensitivity.

The newly designed WGS assay leverages a Polymerase Chain Reaction (PCR)-free approach. This significantly diminishes the typical bias induced by PCR and provides higher quality sequencing data across the typically challenging regions of the genome by enabling more uniform coverage and superior performance in variant detection.

“As a pioneer of genetic diagnostics, we are committed to enabling access to high-quality diagnostics and ensuring that cutting-edge data analyses are available to support better patient health outcomes,” said Prof. Peter Bauer, Chief Medical and Genomic Officer at CENTOGENE. “Building on this expertise, CENTOGENE’s enhanced whole genome sequencing is the leading solution on the market, reflecting the latest advanced technologies and unique insights that can’t be found anywhere else to provide maximized disease coverage. Ultimately, this will provide physicians with an unparalleled level of certainty when diagnosing, prognosing, and treating patients.”

CENTOGENE’s NEW CentoGenome - Superior Technology With Market-Leading Clinical Coverage in a Single Test

CENTOGENE’s enhanced WGS solution consists of three seamlessly integrated key features:

Advanced Technology for Greater Insights

•	Implementing PCR-free technology to significantly reduce bias and provide high-quality sequencing information for difficult-to-sequence genetic regions – enabling greater insights into coding, regulatory, and intronic regions

Superior Performance for Enhanced Disease Coverage

•	Delivering superior performance in variant detection thanks to CENTOGENE’s automated CE-IVD bioinformatics pipeline and medical expert-based analysis of the CENTOGENE Biodatabank, which consists of approximately 700,000 patients representing over 120 highly diverse countries

Integrated Variant Reclassification and Confirmatory Testing for a Life-Long Commitment to Patients

•	Demonstrating CENTOGENE’s unique commitment to improving the lives of patients with rare and neurodegenerative diseases, NEW CentoGenome is paired with life-long diagnostic support and a free-of-charge and proactive diagnosis confirmation and reclassification program

To find out more about NEW CentoGenome, visit: https://link.centogene.com/WGS

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com